Stimmrechtsanteile | 27 Juli 2023 16:00 MorphoSys AG MorphoSys AG: Release according to Article 40, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution 27.07.2023 / 16:00 CET/CEST Dissemination of a Voting Rights Announcement transmitted by EQS News - a service of EQS Group AG. The issuer is solely responsible for the content of this announcement. Notification of Major Holdings 1. Details of issuer 2. Reason for notification 3. Details of person subject to the notification obligation 4. Names of shareholder(s) holding directly 3% or more voting rights, if different from 3. MorphoSys AG MorphoSys AG: Release according to Article 40, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution Name: MorphoSys AG Street: Semmelweisstr. 7 Postal code: 82152 City: Planegg Germany Legal Entity Identifier (LEI): 529900493806K77LRE72 X Acquisition/disposal of shares with voting rights   Acquisition/disposal of instruments   Change of breakdown of voting rights   Other reason: Legal entity: JPMorgan Chase & Co. City of registered office, country: Wilmington, Delaware, United States of America (USA)

5. Date on which threshold was crossed or reached: 6. Total positions 7. Details on total positions a. Voting rights attached to shares (Sec. 33, 34 WpHG) b.1. Instruments according to Sec. 38 (1) no. 1 WpHG J.P. Morgan Securities LLC 24 Jul 2023   % of voting rights attached to shares (total of 7.a.) % of voting rights through instruments (total of 7.b.1 + 7.b.2) Total of both in % (7.a. + 7.b.) Total number of voting rights pursuant to Sec. 41 WpHG New 5.06% 1.91% 6.98% 34231943 Previous notification 4.97% 1.64% 6.61% / ISIN Absolute In %   Direct (Sec. 33 WpHG) Indirect (Sec. 34 WpHG) Direct (Sec. 33 WpHG) Indirect (Sec. 34 WpHG) DE0006632003 0 1733376 0.00% 5.06 % Total 1733376 5.06 % Type of instrument Expiration or maturity date Exercise or conversion period Voting rights absolute Voting rights in % Right to recall shares lent out n/a n/a 25 0.00 % Internal right to recall shares lent out n/a n/a 246935 0.72 % Third Party convertible 16/10/2025 16/10/2025 45699 0.13%

b.2. Instruments according to Sec. 38 (1) no. 2 WpHG 8. Information in relation to the person subject to the notification obligation bonds - right of use held     Total 292659 0.85 % Type of instrument Expiration or maturity date Exercise or conversion period Cash or physical settlement Voting rights absolute Voting rights in % Convertible bonds 16/10/2025 16/10/2025 Physical 220122 0.64 % Cash-settled Call Options 09/06/2025 – 02/01/2099 Anytime Cash 1150 0.00 % Equity Swap 03/10/2023 -15/07/2030 03/10/2023 -15/07/2030 Cash 141535 0.41 %       Total 362807 1.06 %   Person subject to the notification obligation is not controlled nor does it control any other undertaking(s) that directly or indirectly hold(s) an interest in the (underlying) issuer (1.). X Full chain of controlled undertakings starting with the ultimate controlling natural person or legal entity: Name % of voting rights (if at least 3% or more) % of voting rights through instruments (if at least 5% or more) Total of both (if at least 5% or more) JPMorgan Chase & Co. % % % JPMorgan Chase Bank, National Association % % %

9. In case of proxy voting according to Sec. 34 para. 3 WpHG (only in case of attribution of voting rights in accordance with Sec. 34 para. 1 sent. 1 No. 6 WpHG) Date of general meeting: Holding total positions after general meeting (6.) after annual general meeting: J.P. Morgan International Finance Limited % % % J.P. Morgan Capital Holdings Limited % % % J.P. Morgan Securities plc % % % - % % % JPMorgan Chase & Co. % % % JPMorgan Chase Holdings LLC % % % J.P. Morgan Broker- Dealer Holdings Inc. % % % J.P. Morgan Securities LLC 4.85% % 5.59% - % % % JPMorgan Chase & Co. % % % JPMorgan Chase Bank, National Association % % % J.P. Morgan International Finance Limited % % % J.P. Morgan Structured Products B.V. % % % Proportion of voting rights Proportion of instruments Total of both % % %

10. Other explanatory remarks: Date 27.07.2023 CET/CEST The EQS Distribution Services include Regulatory Announcements, Financial/Corporate News and Press Releases. Archive at www.eqs-news.com Language: English Company: MorphoSys AG Semmelweisstr. 7 82152 Planegg Germany Internet: www.morphosys.com   End of News EQS News Service   26 Jul 2023